Filed pursuant to General Instruction II.L
                                               of Form F-10; File No. 333-12697


No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This pricing supplement, together with the short form base shelf prospectus dated August 23, 2005 as supplemented by a prospectus supplement dated September 14, 2005, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

                PRICING SUPPLEMENT NO. 2 DATED OCTOBER 28, 2005

         (to a Short Form Base Shelf Prospectus dated August 23, 2005 as supplemented by a Prospectus Supplement dated September 14, 2005)

                      CRYSTALLEX INTERNATIONAL CORPORATION
                                  C$4,600,000
                            2,924,259 Common Shares

This pricing supplement relates to 2,924,259 of our common shares issuable to Azimuth Opportunity, Ltd. (Azimuth) pursuant to the exercise by us of a draw down under the terms of our equity draw down facility.


                             Equity Draw Down No. 2

Set out below is a summary of the terms of the draw down notice that we issued to Azimuth on October 13, 2005:

Draw Down Amount:                                       C$1,000,000

Additional Purchase Amount:                             C$5,000,000

Draw Down Pricing Period start date:                    October 14, 2005

Number of Trading Days in Draw Down Pricing Period:     10

Draw Down Pricing Period end date:                      October 27, 2005

Settlement Date:                                        October 31, 2005

Threshold Price:                                        C$1.00 per share

Discounted Percentage:                                  6.5%

Set out below is a summary of the number of common shares allocated for purchase by Azimuth under the terms of the equity draw down facility for each of the trading days during the draw down pricing period:


  Trading                      Purchase
   Day            VWAP(1)      Price(2)      Draw Down Allocation   Additional Purchase Amount      Total Allocation
   ---            -------      --------      --------------------   --------------------------      ----------------
                                              Amount      Shares    Amount Exercised   Shares      Amount      Shares
                                              ------      ------    ----------------   ------      ------      ------


October 14        C$1.6944     C$1.5843      C$ 100,000   63,119    C$   158,430      100,000    C$  258,430    163,119

October 17        C$1.7710     C$1.6559      C$ 100,000   60,390    C$   662,360      400,000    C$  762,360    460,390

October 18        C$1.7531     C$1.6391      C$ 100,000   61,009    C$   122,933       75,000    C$  222,933    136,009

October 19        C$1.6432     C$1.5364      C$ 100,000   65,087    C$   268,870      175,000    C$  368,870    240,087

October 20        C$1.6112     C$1.5065      C$ 100,000   66,379    C$   225,975      150,000    C$  325,975    216,379

October 21        C$1.7100     C$1.5989      C$ 100,000   62,543    C$ 1,638,872    1,025,000    C$1,738,872  1,087,543

October 24        C$1.6714     C$1.5628      C$ 100,000   63,988    C$         -            -    C$  100,000     63,988

October 25        C$1.6544     C$1.5469      C$ 100,000   64,645    C$         -            -    C$  100,000     64,645

October 26        C$1.6267     C$1.5210      C$ 100,000   65,746    C$         -            -    C$  100,000     65,746

October 27        C$1.5617     C$1.4602      C$ 100,000   68,484    C$   522,560      357,869    C$  622,560    426,353
                                            -----------  --------   ------------   ----------   ------------  ---------
                                             C$1,000,000 641,390    C$ 3,600,000    2,282,869    C$4,600,000  2,924,259
                                            ============ =======    ============   ==========   ============  =========

---------------------
Notes:
(1)   VWAP for a trading day means the volume weighted average trading price (based on a trading day from 9:30 a.m.
      to 4:30 p.m., Toronto time) of the common shares on the trading day.
(2)   Purchase Price for a trading day means the VWAP for the trading day less the Discounted Percentage (6.5%).


The terms of the equity draw down facility are set out in a common share purchase agreement dated September 14, 2005 (purchase agreement) between us and Azimuth. Under the purchase agreement, the draw down pricing period may be any number of days agreed to by the parties (the end date will not be later than 20 consecutive trading days commencing on the draw down pricing period start date), the draw down pricing period start date will not be later than five trading days after delivery of the draw down notice and the additional dollar amount of common shares (additional purchase amount) that Crystallex may specify in a draw down notice may be an amount in excess of the draw down amount agreed to by the parties.

On September 27, 2005, we announced that, as a result of recent market activity, we had agreed with Azimuth to amend the terms of the purchase agreement as follows:

o the minimum price (threshold price) at which Crystallex will sell common shares is C$1.00 rather than C$2.50; and

o the maximum draw down amount for a draw down where the threshold price is $1.00 - 2.49 is as follows:

             Threshold Price                   Maximum Draw Down Amount
              (C$ per share)                             (C$)

               1.00 - 1.24                            1,000,000
               1.25 - 1.49                            1,500,000
               1.50 - 1.74                            2,000,000
               1.75 - 1.99                            2,500,000
               2.00 - 2.24                            3,000,000
               2.25 - 2.49                            3,500,000

The net proceeds from the issuance of the common shares pursuant to which this pricing supplement relates will be used as follows: 50% to redeem a portion of our series 2 notes due March 13, 2006 in accordance with their terms and 50% for working capital and general corporate purposes.

This pricing supplement and the material change reports dated September 15, 2005 and October 17, 2005 (which are not listed in the prospectus supplement dated September 14, 2005 and which have been filed with securities regulatory authorities in Canada) are specifically incorporated by reference in, and form an integral part of the short form base shelf prospectus dated August 23, 2005 as supplemented by a prospectus supplement dated September 14, 2005.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PRICING SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

WE ARE PERMITTED TO PREPARE THIS PRICING SUPPLEMENT IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. OUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF U.S. COMPANIES.

OWNING OUR SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PRICING SUPPLEMENT DOES NOT DESCRIBE THESE TAX CONSEQUENCES.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED OR ORGANIZED UNDER THE LAWS OF CANADA, SUBSTANTIALLY ALL OF OUR DIRECTORS AND OFFICERS AND CERTAIN OF THE EXPERTS NAMED IN THE SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 23, 2005, AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED SEPTEMBER 14, 2005, ARE RESIDENTS OF CANADA AND A SUBSTANTIAL PORTION OF OUR ASSETS ARE LOCATED OUTSIDE THE UNITED STATES.